unreasonable

Daniel Epstein · 2nd
CEO at Unreasonable Group
Boulder, Colorado, United States · Contact info
500+ connections

1 mutual connection: Ryan Brown

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Unreasonable Group	
University of Colorado at Boulder	

Featured

Daniel's Personal Website
danielepstein.me

Experience

Founder / CEO
Unreasonable Group
Jan 2012 – Present · 9 yrs 9 mos
Boulder, CO

Unreasonable exists to re-purpose capitalism. We are a company dedicated to supporting an international Fellowship for growth-stage entrepreneurs. We channel exclusive deal-flow to more a thousand investment funds and we partner with institutions to discover profit in solving pressing global problems. We recently launched the Unreasonable Collective — an invitation only community for individual investors looking for opportunities at the nexus of advanced technologies, impact, and financial returns.

Today we actively support over 250 growth-stage CEOs who have raised more than $6.! ...see more

Co-Founder & Partner
Unreasonable Capital
2014 – Present · 7 yrs
Boulder, CO

Unreasonable Capital is an entrepreneur centric investment fund that ipartners with entrepreneurs who are addressing the world's most challenging social and environmental problems through sustainable, market-driven solutions. We focus on companies that have participated in the Unreasonable Institute, an international accelerator that has worked with 82 ventures fr ...see more

Board Member
109 World
Sep 2018 – Present · 3 yrs 1 mo
Worldwide

At 109 World we create online, social media movements and host global mission trips for the charitable purpose of raising awareness and alleviating social and environmental challenges focusing in eight passions: (1) women empowerment; (2) water independence; (3) children; (4) education; (5) animals; (6) food security; (7) the environment; and (8) personal health ar ...see more

YPO Board Member
YPO · Part-time
Feb 2021 – Present · 8 mos
Boulder, Colorado, United States

YPO is the premier global leadership organization for more than 27,000 chief executives in over 130 countries.

Board Member
Soko
Aug 2018 – Present · 3 yrs 2 mos
Nairobi, Kenya

Handmade Kenya artisan jewelry that doesn't settle on anything — www.shopsoko.com. Soko employs technology to empower and provide equal access to opportunity for marginalized artisans. Our supply chain innovation uses the mobile phone to connect independent artisan entrepreneurs to Soko in an ethical and transparent "virtual factory." With Soko's mobil ...see more

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Education

University of Colorado at Boulder
philosphy
2004 – 2008

Start-ups · 99+
Endorsed by Paolo Privitera and 22 others who are highly skilled at this
Endorsed by 6 of Daniel's colleagues at Unreasonable

Social Entrepreneurship · 99+
Endorsed by Keely Stevenson and 24 others who are highly skilled at this
Endorsed by 5 of Daniel's colleagues at Unreasonable

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Recommendations

Received (1)   Given (8)



Pascal Finette
Co-Founder & Chief Heretic @ be radical.
October 2, 2013, Pascal worked with Daniel but at different companies

Oh gosh. Where to start?! Daniel is simply made out of 100% awesomeness. His deep passion, relentless drive and infectious energy is literally off the chart. Combine this with an uncanny talent for seeing the big picture while not shying away from sweating the details and you get one heck of a GyShiD... See more

Accomplishments

6 Honors & Awards

FORTUNE — "World's 50 Greatest Leaders" • DIPLOMATIC COURIER — "Top 99 under 33 Foreign Policy Leaders" • WORLD ENTREPRENEURSHIP FORUM — "Entrepreneur for the World Award" • FORBES — "Top 30 Impact Entrepreneurs" • INC. MAGAZINE — "30 under 30" entrepreneur award • THE WHITE